EXHIBIT 99.64

Emerald Health Therapeutics Completing Planting in Recently Fully-Licensed, Wholly-Owned Growing Facilities

Premium Québec and certified organic BC operations now readying for significant production of distinct high-quality cannabis products for Canadian and international markets

VANCOUVER, British Columbia, Nov. 26, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has completed planting at its indoor Québec facility, Verdélite, and expects to complete planting in the next days in the first of its two greenhouses in Metro Vancouver, allowing for transition into the commercial phase of these operations and a significant increase in quality cannabis production with approximately 7,500kg of product output targeted for these facilities in 2020.

The 88,000 square foot indoor Verdélite facility consists of 21 grow rooms with precision-controlled environments and 16 processing rooms, which became fully licensed in October. The growing area is equipped to produce 4,800 kg of high-quality craft cannabis annually, and Verdélite’s established packaging and processing lines are built to process the targeted production volume and a wide diversity of value-added products. Verdélite’s marketing strategy is focused on building differentiated brands with a unique Québec identity and targeting consumers seeking premium dried flower and other value-added cannabis products for both adult-use and health and wellness benefits.

Emerald’s Metro Vancouver operation encompasses 156,000 square feet in two greenhouses, and 12 acres of outdoor cultivation area that became licensed in the summer. The first of its two 78,000 square foot greenhouses received its full cultivation license in October and organic certification in November. This facility will organically grow multiple strains of unique high-THC and high-CBD cannabis to expand Emerald’s product line and will be particularly focused on serving medical customers and adult-use consumers seeking health and wellness benefits.

“Our strategy to have multiple complementary operations is maturing and we are transitioning into commercial production in all our facilities,” said Riaz Bandali, President & Chief Executive Officer of Emerald. “As we move into full production, and with our nationwide distribution network in place and international market opportunities such as our recently announced Danish sales agreement, we expect sales of our differentiated Emerald cannabis products from these expanded facilities to start in the first quarter of 2020 and ramp up significantly through the year.”

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. (EHT) is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities.

EHT’s 50%-owned Pure Sunfarms (PSF) in Delta, BC, focused on high quality, affordably priced products, is in full production in its first 1.1M s.f. greenhouse, with a second 1.1M s.f. greenhouse planned to be in full production by the end of 2020. Emerald’s Verdélite premium craft operation is fully licensed and in full production in its 88,000 s.f. indoor facility in Québec. Its Metro Vancouver health & wellness-oriented organic greenhouse and outdoor operation is expanding to full production in the first of two 78,000 s.f. buildings. Its Emerald Health Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada. The executive team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include expansion and launch of Pure Sunfarms product lines; Pure Sunfarms securing distribution in additional provinces; Pure Sunfarms production of oils; obtaining required regulatory approvals; production and processing capacity of various facilities; expansion or conversion of facilities and the timing thereof; obtaining additional cultivation licenses and other permits; receipt of hemp deliveries; payments of amounts owed to and owed by Emerald; resolution of disputes; broadening distribution of non-cannabis endocannabinoid products; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, results of operations; changes in business focus and strategy; agreements with third parties; changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.